FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 18, 2003

Cableuropa, S.A.U.
(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7

Urbanización La Florida

28023 Aravaca

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ONO CLOSES BOND CANCELLATION TRANSACTION

-                    €503 million of bonds cancelled

-                    senior bank facility documentation closed

Madrid — 18 February 2003

ONO, (www.ono.es), one of Spain’s leading broadband service providers, today announced that the cancellation of a significant portion of its outstanding high yield debt had been completed.  The transaction, resulting in the cancellation of approximately €503 million of bonds, was closed on 13 February 2003 with the signing of the documentation that permitted the bonds to be cancelled.

The process began with the purchase by Grupo Corporativo ONO (“GCO”) of approximately €155 million of bonds issued by ONO Finance in the open market between May and October 2002.  A further approximately €378 million of bonds were purchased in a formal tender offer launched on 20 November and closed on 19 December 2002.

Approval for a number of changes to the structure of that syndicated loan was provided by 10 December 2002.  Those changes have now been ratified and all of the documentation necessary for the bonds to be cancelled has been signed and closed.

Out of the total of approximately €533 million of bonds that were purchased by Grupo Corporativo ONO €503 million have been cancelled.  A total of €30 million of the EUR 14% Notes due 2011 has been retained by GCO.

A breakdown showing the bonds cancelled, is set out below:

Issue	Face value of bonds in issue	Face value of bonds cancelled
USD 13% Notes due 2009	$275,000,000	$182,902,000
EUR 13% Notes due 2009	€125,000,000	€79,372,000
EUR 14% Notes due 2010	€200,000,000	€86,298,000
USD 14% Notes due 2011	$200,000,000	$116,486,000
EUR 14% Notes due 2011	€150,000,000	€37,947,000
TOTAL*	€949,644,000	€502,780,000

* A euro/dollar exchange rate of 0.99925, the exchange rate used in the tender offer, has been used for the calculation of the totals in euro.

ONO’s unaudited results for the year 2002 will be published on Thursday 6 March 2003.

About ONO:

ONO is one of the leading integrated broadband services providers in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a target market of over four million homes in exclusive franchise areas.  In the business market, ONO offers advanced voice, data and application services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, GE Capital, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

Certain statements in this release are “forward looking statements” intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties.  Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which are presented in the group’s filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming

Group Treasurer

(+ 34) 91 180 9444

jonathan.cumming@ono.es

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

18 February 2003